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                                                 Mark C. Amorosi
                                                 202.778.9351
                                                 Fax:  202.778.9100
                                                 mamorosi@klng.com

June 3, 2005


VIA EDGAR AND E-MAIL
--------------------

Linda B. Stirling, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Responses to Comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of AXA Enterprise Funds Trust (File Nos. 333-121788 and 811-21695)
     ---------------------------------------------------------------------------

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on May 27, 2005 concerning Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the "Registration Statement") of AXA Enterprise Funds Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on May 13, 2005, and the Trust's responses thereto. Your comments are set forth in italics and are followed by the Trust's responses, which are reflected in the attached changed pages from the Registration Statement. Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

STATEMENT OF ADDITIONAL INFORMATION
-----------------------------------

APPENDIX C
----------

      (a) WITH REGARDS TO BARROW HANLEY MEWHINNEY & STRAUSS, INC.'S PORTFOLIO MANAGER DISCLOSURE, CLARIFY WHETHER PORTFOLIO MANAGER COMPENSATION IS BASED ON THE PERFORMANCE OF THE FUND. ALSO DISCLOSE ANY DIFFERENCES BETWEEN THE METHODS USED TO DETERMINE THE PORTFOLIO MANAGERS' COMPENSATION WITH RESPECT TO THE FUND AND ANY OTHER ACCOUNTS (E.G. IF THE MANAGER RECEIVES PART OF AN ADVISORY FEE THAT IS BASED ON PERFORMANCE WITH RESPECT TO SOME ACCOUNTS BUT NOT THE FUND, THIS MUST BE DISCLOSED).

           The  Trust has made the requested change.

KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP

Linda B. Stirling, Esq.
June 3, 2005
Page 2

      (b) WITH REGARDS TO ALLIANCE CAPITAL MANAGEMENT L.P.'S PORTFOLIO MANAGER DISCLOSURE, DISCLOSE THE CRITERIA USED TO DETERMINE THE LEVEL OF COMPENSATION WITHIN EACH OF THE FIVE CATEGORIES OF COMPENSATION DESCRIBED IN THE FIRST PARAGRAPH UNDER "COMPENSATION OF INVESTMENT PROFESSIONALS."

           The Trust has made the requested change.

                           *     *     *     *     *

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact Arthur J. Brown at (202) 778-9046 or me at (202) 778-9351.

Sincerely,


/s/ Mark C. Amorosi


Mark C. Amorosi


Attachment


cc:  Patricia Louie, Esq.
     AXA Equitable Life Insurance Company

     Arthur J. Brown, Esq.
     Kirkpatrick & Lockhart Nicholson Graham LLP